SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. ___)1

Ben Franklin Financial, Inc.
(Name of Issuer)

Common Stock - $0.01 Par Value
(Title of Class of Securities)

08149J 103
(CUSIP Number)

C. Steven Sjogren
Ben Franklin Financial, Inc.
830 East Kensington Road, Arlington Heights, Illinois 60004
(847) 398-0990
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communication)

January 22, 2015
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. []

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 08149J 103	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON C. Steven Sjogren
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) □
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 31,073 (1)
	8	SHARED VOTING POWER 7,399 (2)
	9	SOLE DISPOSITIVE POWER 31,073 (1)
	10	SHARED DISPOSITIVE POWER 7,399
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 38,472
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* □
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON IN

(1)	Includes 18,287 shares held directly, 8,548 shares underlying stock options that are exercisable within 60 days, 3,562 shares held in a trust and 676 shares held in an individual retirement account.
(2)	Includes 3,562 shares held in a trust by Mr. Sjogren's spouse.

CUSIP NO. 08149J 103	Page 3 of 6 Pages

Item 1.     Security and Issuer

This statement relates to shares of common stock, $0.01 par value per share (the "Common Stock"), of Ben Franklin Financial, Inc. ("Issuer"), a Maryland corporation whose principal executive office is located at 830 East Kensington Road, Arlington Heights, Illinois 60004.

Item 2.	Identity and Background

(a)	This statement is being filed by C. Steven Sjogren in his capacity as the beneficial owner of 38,472 shares of Common Stock of the Issuer.

(b)	Mr. Sjogren's business address is 830 East Kensington Road, Arlington Heights, Illinois 60004.

(c)
Mr. Sjogren is the Chief Executive Officer and Chairman of the Board of the Issuer and Ben Franklin Bank of Illinois (the "Bank").  The Issuer and the Bank each has its principal executive office at 830 East Kensington Road, Arlington Heights, Illinois 60004.

(d)	Mr. Sjogren has not, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e)
Mr. Sjogren has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and has not, as a result of such proceeding, been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Sjogren is a U.S. citizen.

Item 3.     Source and Amount of Funds or Other Consideration

As of the date hereof, Mr. Sjogren is deemed to beneficially own 38,472 shares of the Issuer's Common Stock or approximately 5.4% of the outstanding shares of Common Stock.  Of these shares, 18,287 shares were acquired with personal funds and are held directly by Mr. Sjogren; 676 shares were acquired with personal funds and are held in Mr. Sjogren's individual retirement account; 3,562 shares were acquired with personal funds and are held in Mr. Sjogren's trust; 3,562 shares were acquired with personal funds and are held in Mr. Sjogren's spouse's trust; 2,275 shares have been allocated to Mr. Sjogren under the Bank's employee stock ownership plan; 1,562 shares were acquired by grant from the Ben Franklin Financial, Inc. 2016 Equity Incentive Plan which are unvested; and 8,548 shares underlying stock options acquired by grant from the Ben Franklin Financial, Inc. 2016 Equity Incentive Plan, that are exercisable within 60 days.  All transactions were previously reported in Mr. Sjogren's Section 16 filings and the Issuer's reports filed with the SEC.

CUSIP NO. 08149J 103	Page 4 of 6 Pages

Item 4.      Purpose of the Transaction

The shares covered by this Schedule 13D are being held for investment purposes only.  Mr. Sjogren may, from time to time, acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions or by grants of securities by the Issuer pursuant to equity plans of the Issuer, or dispose of securities.

Except as described above and in his capacity as Chief Executive Officer and Chairman of the Board of the Company and the Bank, Mr. Sjogren does not have any present plans or proposals that relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)
Any other material change in the Issuer's business or corporate structure including but not limited to, if the Issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

(g)	Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	Any action similar to any of those enumerated above.

CUSIP NO. 08149J 103	Page 5 of 6 Pages

Item 5.     Interest in Securities of the Issuer

(a)
As of the date hereof, Mr. Sjogren is deemed to beneficially own 38,472 shares of the Issuer's Common Stock, representing 5.4% of the 710,038 shares of the Common Stock deemed outstanding for such purpose.

(b)	Mr. Sjogren has sole voting power and sole dispositive power over 31,073 shares, and shared voting power and shared dispositive power over 7,399.

(c)	The following are the only transactions in the common stock of the Company during the past sixty days: None.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None.

Item 7.     Material to Be Filed as Exhibits

None.

CUSIP NO. 08149J 103	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 2, 2017

                    /s/ C. Steven Sjogren
C. Steven Sjogren